December 2, 2004



Matthew N. Shea, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts  02110

Re:	PIMCO Floating Rate Strategy Fund
	File Nos. 333-120227 and 811-21601

Dear Mr. Shea:

	On November 4, 2004, PIMCO Floating Rate Strategy Fund filed
a
registration statement on Form N-2 in connection with the proposed offering of preferred shares. In a letter dated November 19,
2004,
you represented that this filing is substantially similar to the information contained in an earlier registration statement on Form N-
2 filed by the fund, which the Commission declared effective on October 26, 2004 (File No. 333-117187). You state further that this
filing is substantially similar to another registration statement on
Form N-2 involving the offering of preferred shares filed by PIMCO Floating Rate Income Fund, which the Commission declared effective on
October 28, 2003 (File No. 333-108475).   Based upon the
similarity
of the previous filings, you requested selective review of the registration statement. Accordingly, we have limited our review of the filing. We have the following comments. For convenience, we generally organized our comments using the headings and page numbers in your registration statement.

Prospectus

Use of Proceeds, page 15

1. The third sentence states that the fund will invest substantially all of the net proceeds of the offering within 6 months. Please explain in this section the reasons for the expected delay and the consequences of such a delay. See Item 7.2 and Guide 1 to Form N-2.


General Comments

2. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

3. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits in any further pre-effective amendments.

4. If the fund intends to rely on Rule 430A of the Securities Act of
1933 to omit certain information from the prospectus, please identify the omitted information to us supplementally.

5. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

6. Please respond to this letter in the form of a pre-effective amendment filed pursuant to rule 472 under the Securities Act of 1933. You should provide a response to all comments. Where no change is made in the filing in response to a comment, please so indicate in a supplemental letter for the information of the staff and state briefly the basis for such position. Please note the rule
472 requirement for copies marked to show changes from the previous filing.


*    *    *    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


*    *    *    *    *    *

	Please direct any questions you may have regarding the filing or this letter to me at 202.942.0617.


							Sincerely,



							Brion R. Thompson
							Senior Counsel




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